EXHIBIT 99.1

MAHANAGAR TELEPHONE NIGAM LIMITED
(A GOVERNMENT OF INDIA ENTERPRISE)
CORPORATE OFFICE

MTNL/SECTT/SE/2010
November 4, 2010

The Secretary, Stock Exchanges
Delhi/Mumbai/Calcutta/Chennai,
National Stock Exchange, NYSE

Sub:	Limited Review of Unaudited Financial Results for the quarter ended 30th September, 2010

Dear Sir,

Pursuant to Clause 41 of the Listing Agreement, we are forwarding herewith Limited Review Report for the quarter ended 30th September, 2010 duly signed by our Joint Statutory Auditors i.e. M/S Bansal Sinha & Co and M/S Goel Garg & Co, Chartered Accountants.

Please acknowledge receipt and place the same on record.

Thanking you,

Yours faithfully,

(S. R. SAYAL)
COMPANY SECRETARY

Encl : As above.

LIMITED REVIEW REPORT

To
The Board of Directors
Mahanagar Telephone Nigam Limited

1.
We have reviewed the accompanying statement of unaudited financial results of Mahanagar Telephone Nigam Limited for the quarter ended 30th September, 2010. This statement is the responsibility of the company’s management and has been approved by the board of directors/Committee of Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

2.
We conducted our review in accordance with the Standard on Review Engagement (SRE) 2400. Engagements to Review Financial Statements issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

3.
We draw attention to the Para No. 2 of the Reviewed quarterly results pertaining to actuarial valuation for retirement benefits of the employees of the company, the issue being technical, we have relied on the estimation provided by the company and managements’ perceptions in this regard.

In view of this we are unable to comment on the adequacy or otherwise of these provisions.

4.
Based on our review conducted as above, nothing has come to our attention other than the observations/matters mentioned in Annexure-I to this report, that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with applicable accounting standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

ANNEXURE I TO LIMITED REVIEW REPORT

ANNEXED TO AND FORMING PART OF THE LIMITED REVIEW REPORT
(Referred to in para 4 of our report dated 3rd November, 2010)

1.
The company in its unaudited results for the quarter under review, has neither disclosed how the qualification made by the auditors in respect of previous accounting years/periods have been addressed and if the qualifications have not been resolved, the reasons therefore and the steps the company intends to take in such matters, nor it has given the impact of these qualifications on the unaudited quarterly results for the quarter under review, as required under the provisions of clause 41(iv)(c) of the Listing Agreement.

2.
Other Income for the quarter include Interest on Income Tax Refunds amounting to Rs. 113.10 millions for which appeal effect is yet to be received by the company. The cumulative balance of appeal effects outstanding upto the end of the quarter is Rs.15105.30 millions including Rs.6594.50 millions on account of interest on income tax refunds. The amount recoverable is subject to adjustment as per the final orders to be passed by the Income Tax Department.

3.
The company has allocated the establishment overheads towards capital works on estimation basis. In view of the large amount getting allocated on capital projects vis a vis actual amount spent on these projects, the basis needs to be made more scientific.

4.
All the receivables and payables including amount receivable/payable to BSNL/DOT/ITI, Inter Unit Accounts and bank balances are subject to confirmation, reconciliation and consequent adjustments. In the case of BSNL, the bills raised for the use of infrastructure services are not accepted them, hence we cannot comment on the amount shown as recoverable and outstanding since long.

5.
The company is not making any provision for old outstanding balances from BSNL, DOT, Govt. agencies and other operators. The policy is against the generally accepted accounting principal of Conservatism and accounting standard 9 regarding Revenue Recognition.

6.	The break up of staff cost as made in reviewed financial results has been made by the management and relied upon by us.

7.	The loss on account of subscribers instruments for WLL closed connections within last three years has not been ascertained and provided for.

8.	The life of subscribers instruments needs to be reviewed considering the technical specifications and industry practice.

9.
Based on the expert opinions the company has not been deducting Tax at source on services received from BSNL and the expenditure on account of Pension liability on the basis of actuarial valuation is considered as an allowable expense.

10.
The provision for employee’s benefits as per Accounting Standard 15 (Revised), Tax expense and depreciation has been made on estimated basis. Pending actual determination of the liability/asset in this regard. The impact of the same on the results of the quarter is not ascertainable.

11.	The issue of pension liability on account of DOT employees absorbed in MTNL is still pending with the DOT. The resultant impact of the decision would be accounted for in the year of such decision.

12.	The spectrum charges which was required to be provided for @ 1% of the turnover from 3G services has been provided for without proper segregation between 2G/3G services.

13.	The reconciliation of Subscribers’ deposits, Sundry Debtors, Income from Recharge Coupons, ITC Cards, prepaid calling cards and stock of recharge coupons and leased circuits is under progress.

14.	The unutilised talk time for the prepaid cards with the franchisees or customers has not been ascertained and removed from the income in Mumbai unit.

15.	The Impact of AS 28 regarding impairment of assets, if any, has not been worked out by the company in the unaudited financial results under review.

16.
The Company has accounted for Rs. 2420.00 millions (including Rs. 606.70 millions for the first quarter) as income towards wet lease for infrastructure and other services provided in respect of Commonwealth Games, which is subject to necessary confirmation from Government of India. The capital expenditure incurred for the above project is accounted under WIP pending receipt of commissioning report and accordingly no depreciation has been charged on the same. (refer para no. 4 of the reviewed quarterly result).

17.	The overall impact of matters referred to in above paras on the results of the company is not ascertainable.

MAHANAGAR TELEPHONE NIGAM LIMITED
(A Govt. of India Enterprise)
Regd. Office: Jeevan Bharti Building, Tower-1, 12th Floor, 124, Connaught Circus, New Delhi-110001
REVIEWED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED 30/09/2010

(Rs. in Million)

S. No	Particulars	3 Months ended 30/09/2010	Corresponding 3 Months ended 30/09/2009 in the previous year	Year to date figures for Current period ended 30/09/2010	Year to date figures for previous year ended 30/09/2009	Year Ended 31/03/2010
		REVIEWED	REVIEWED	REVIEWED	REVIEWED	AUDITED
1	2	3	4	5	6	7
1	(a) Net Income from Operations	10,536.20	9,571.38	20,065.73	18,912.68	36,561.00
	(b) Other Operating income	97.25	252.89	283.98	437.46	1,249.03
	Total Income	10,633.45	9,824.27	20,349.71	19,350.13	37,810.03
2	Expenditure
	al. Staff Cost other than retirement benefits	4,290.11	3,507.52	8,008.64	6,873.69	19,681.41
	a2. Staff Cost for retirement benefits (Actual payouts)	1,017.24	421.35	1,689.65	1,113.02	2,610.53
	a3. Staff Cost for retirement benefits (Provisions)	2,525.66	670.79	5,311.33	2,345.56	27,370.56
	b. Revenue Sharing	1,108.22	1,414.04	2,205.74	2,901.15	5,256.78
	c. License Fees. Spectrum Charges	896.33	1,081.60	1,740.40	2,101.03	4,105.72
	d. Admn./ Operative Expenditure	2,295.06	2,016.57	4,300.43	3,943.94	8,134.74
	e. Depreciation & Amortisation	3,428.54	1,774.26	6,873.58	3,526.44	17,594.94
	f. Other Expenditure	-	-	-	-	-
	Total Expenditure	15,561.16	10,886.13	30,129.77	22,804.83	84,754.69
3	Profit / (Loss) From Operations before Other Income, Interest & Exceptional Items (1-2)	(4,927.72)	(1,061.86)	(9,780.07)	(3,454.70)	(46,944.66)
4	Other Income	318.91	1,383.73	941.61	3,142.51	12,768.20
5	Profit / (Loss) before Interest & Exceptional Items (3+4)	(4,608.80)	321.87	(8,838.45)	(312.19)	(34,176.46)
6	Interest	1,438.85	0.65	1,716.54	5.99	12.61
7	Profit / (Loss) after Interest but before Exceptional Items (5+6)	(6,047.65)	321.23	(10,554.99)	(318.18)	(34,189.07)
8	Exceptional Items	-	-	-	-	-
9	Profit (+)/Loss(-) from ordinary activities before tax (7-8)	(6,047.65)	321.23	(10,554.99)	(318.18)	(34,189.07)
10	Tax expense
	a. Provision for Tax	0.45	249.80	0.91	298.15	1.82
	b. Taxes for earlier period written back/paid	-	-	-	-	(4,879.71)
	b. Provision for Deferred Tax	-	(141.59)	-	(406.82)	(3,552.96)
11	Net Profit (+)/Loss(-) from ordinary activities after tax (9-10)	(6,048.11)	213.02	(10,555.91)	(209.51)	(25,758.22)
12	Extraordinary Items/Period period Adj. (net of tax)	0.79	-	7.36	-	351.50
13	Net Profit (+)/Loss(-) for the period	(6,048.90)	213.02	(10,563.27)	(209.51)	(26,109.72)
14	Paid up equity share capital (Face value of Rs. 10/-each.)	6,300.00	6,300.00	6,300.00	6,300.00	6,300.00
15	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year					111,714.10
16	Earning Per Share (EPS)
	(a) Basic and Diluted EPS before Extraordinary items for the period	(9.60)	0.34	(16.76)	(0.33)	(40.89)
	(b) Basic and Diluted EPS after Extraordinary items for the period	(9.60)	0.34	(16.77)	(0.33)	(41.44)
17	Public Shareholding
	a) Number of shares	275,627,260	275,627,260	275,627,260	275,627,260	275,627,260
	b) Percentage of shareholding	43.75%	43.75%	43.75%	43.75%	43.75%
18	Promoter and promoter group Shareholding
	a) Pledged/Encumbered
	- Number of shares	0	0	0	0	0
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	0.00%	0.00%	0.00%	0.00%	0.00%
	- Percentage of shares (as a % of the total share capital of the company)	0.00%	0.00%	0.00%	0.00%	0.00%
	b) Non Encumbered
	- Number of shares	354,372,740	354,372,740	354,372,740	354,372,740	354,372,740
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%	100.00%
	- Percentage of shares (as a % of the total share capital of the company)	56.25%	56.25%	56.25%	56.25%	56.25%

Notes:

1
The above results have been reviewed and recommended for adoption by the Audit Committee in their meeting held on 02.11.2010 and approved by the Board of Directors of the Company at their meeting held on 03.11.2010. The Statutory Auditors have carried out a Limited Review of the financial results.

2
Staff cost is increased on comparison with the corresponding quarter of previous year on account of wage revision implemented and accounted for in Q4 of FY 2009-10 and thereafter. Further with reference to Q1 of 2010-11, the difference in arrears of wage revision of Rs.440 million for 2008-09 & 2009-10 is also accounted for in IInd Qtr. The above results have been finalised considering for retirement benefits, discounting factor @ 8.50% in accordance with the yield of Central Government Securities, 4% increase in Dearness Relief of Pension, 3.50% on salary escalation and 0.50% on attrition rates which was already used for the year 2009-10 and also for the first quarter of year 2010-11 as confirmed by the Actuary, based on revised wages and salaries and retirement benefits i.e. 20 years instead of 33 years for the purpose of full.

3
One time charges on account of 3G spectrum and BWA liability of Rs.110979.70 million has been accounted for as Intangible assets as per AS-26 & amortized over 20/15 years respectively on straight line basis. Accordingly, amount of Rs.1576.15 million is amortized for the quarter ending 30.09.2010.

4
An amount of Rs 3020.00 million is accounted for by MTNL towards wet lease for infrastructure and other services provided by MTNL in respect of Commonwealth Games, and out of this, Rs.2420.00 million is accounted for as income proportionately in the first half year (including Rs.606.70 million booked in the first quarter) of FY 2010-11. Balance of Rs.600.00 million will be accounted for in the third quarter. Subject to ultimate installation of the protect, the capital expenditure is accounted under WIP and final accounting will be done on completion of the project.

5	Previous period/year figures have been regrouped/ rearranged wherever necessary.

6	The status of investor complaints received and disposed off during this quarter ended on 30/09/2010 is as under:

Complaints pending at the beginning of the quarter	-
Complaints received during this quarter	8
Complaints disposed off during this quarter	8
Complaints lying unresolved at the end of the quarter	-

REVIEWED SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED
FOR THE THREE MONTHS ENDED ON 30/09/2010

(Rs. in Million)

S. No	Particulars	3 Months ended 30/09/2010	Corresponding 3 Months ended 30/09/2009 in the previous year	Year to date figures for Current period ended 30/09/2010	Year to date figures for previous year ended 30/09/2009	Previous accounting year ended 31/3/2010
		REVIEWED	REVIEWED	REVIEWED	REVIEWED	AUDITED
1	2	3	4	5	6	7

1.	Segment Revenue
	a. Basic Services	9,009.42	7,894.12	16,996.01	15,592.66	30,035.98
	b. Cellular	1,617.16	1,790.37	3,276.33	3,545.01	7,057.57
	c. Unallocated	-	-	-	-	-
	Total	10,626.58	9,584.49	20,272.34	19,137.67	37,093.55

	Less: Inter Segment Revenue	90.38	113.11	206.61	224.99	532.55

	Net Income from Operations	10,536.20	9,571.38	20,065.73	18,912.68	36,561.00

2.	Segment Results (Profit (+)/Loss(-) before tax and interest from each segment)
	a. Basic Services	(4,842.96)	837.76	(8,234.93)	(444.41)	(33,399.54)
	b. Cellular	(1,412.95)	380.76	(1,342.98)	560.20	347.38
	c. Unallocated	1,647.11	(896.65)	739.46	(427.98)	1,124.30
	Total	(4,608.80)	321.87	(8,838.45)	(312.19)	(34,176.46)
	Less: (i) Interest	1,438.85	0.65	1,716.54	5.99	12.61
	Less: (ii) Prior Period Items	0.79	-	7.36	-	351.50

	Total Profit / (Loss) before tax	(6,048.45)	321.22	(10,562.36)	(318.18)	(34,540.57)

	Less: (i) Provision for Tax	0.45	249.80	0.91	298.15	1.82
	Less: (ii) Provision for Deferred Tax	-	(141.59)	-	(406.82)	(3,552.96)
	Less: (iii) Taxes for earlier period written back/paid	-	-	-	-	(4,879.71)

	Total Profit / (Loss) after tax	(6,048.90)	213.01	(10,563.27)	(209.51)	(26,109.72)
3.	Capital Employed
	(Segment Assets - Segment Liabilities)
	a. Basic Services	42,777.00	33,361.43	42,777.00	33,361.43	42.87
	b. Cellular	69,539.90	8,644.46	69,539.90	8,644.46	10,425.13
	c. Unallocated	(29,991.01)	80,795.50	(29,991.01)	80,795.50	84,015.97
	Total	82,325.89	122,801.40	82,325.89	122,801.40	94,483.97

MAHANAGAR TELEPHONE NIGAM LIMITED
STATEMENT OF ASSETS & LIABILITIES

(Rs. in Million)

	For the Half year ended 30.09.2010	For the Half year ended 30.09.2009
	REVIEWED	REVIEWED
SHAREHOLDER’S FUNDS:
(a) Capital	6,300.00	6,300.00
(b) Reserves & Surplus	99,556.01	113,949.75
LOAN FUNDS	81,090.29	0.00
DEFERRED TAX LIABILITY (NET)	0.00	3,146.14

TOTAL	186,946.30	123,395.89

FIXED ASSETS (NET)	160,702.19	61,666.39
CAPITAL WORK IN PROGRESS	17,090.07	11,681.71
INVESTMENTS	4,750.08	6,582.25
CURRENT ASSETS, LOANS AND ADVANCES
(a) Inventories	1,350.69	1,794.60
(b) Sundry Debtors	7,637.93	8,711.78
(c) Cash and Bank balances	7,320.86	50,811.73
(d) Other current assets	1,905.44	2,575.59
(e) Loans and Advances	106,639.36	93,261.45
Less : Current Liabilities and Provisions
(a) Liabilities	57,713.64	50,554.51
(b) Provisions	86,266.80	63,729.61
MISCELLANEOUS EXPENDITURE (NOT WRITTEN OFF OR ADJUSTED)	0.00	594.50
PROFIT AND LOSS ACCOUNT (Debit Balance)	23,530.14	0.00
TOTAL	186,946.30	123,395.89